UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Post-Effective Amendment #1
Commission file number 333-64122

Reconstruction Data Group, Inc.
(Name of small business issuer in its charter)

California	7380	22-3755993
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11650 Iberia Place, Suite 201
San Diego, California 92128
(858) 618-1085
(Address and telephone of principal executive offices)

11650 Iberia Place, Suite 201
San Diego, California 92128
(Address of principal place of business)

Scott B. Baker
11650 Iberia Place, Suite 201
San Diego, California 92128
(858) 618-1085
(Name, address, and telephone number of agent for service)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____

If delivery of the prospectus is expected to be made pursuant to Rule 434 check the following box. [ ]

Disclosure alternative used (check one): **Alternative 1: X** ; Alternative 2: ___

Approximate date of proposed sale to the public: **As soon as practical following the effective date of registration.**

Reconstruction Data Group, Inc.

<u>Removal of Securities from Registration</u>

Pursuant to part II under the heading UNDERTAKINGS of the Form SB-2, as amended and filed June 13, 2002 (Registration number 333-64122) the registrant undertook to:

3.   File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

The Form SB-2, as amended and filed June 13, 2002 (Registration number 333-64122) registered 400,000 common shares (pre-split) in a direct public offering conducted by Reconstruction Data Group, Inc. Reconstruction Data Group, Inc. hereby removes from registration 345,850 shares of its common stock (pre-split) that remained unsold when the offering was closed on October 8, 2002 and expiring by its terms on June 10, 2003.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned,

in the City of _____San Diego_____; State of _____California____;

on _____June 30, 2003____.

REGISTRANT: <u>Reconstruction Data Group, Inc.</u>

By: \S\   Scott B. Baker, President
                    Scott B. Baker, President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

(Signature)   \S\   Scott B. Baker   (Title) Principal Executive Officer,   (Date) June 30, 2003
              Scott B. Baker   Principal Financial Officer and Director